HypoVereinsbank

02049565

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SEC MAIL PROCESSING RECEIVED AUG 19 2002 WASH. D.C. 154 SECTION

Munich, July 30th , 2002

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated April 24th, 2002 commenting on HVB Group buying Splitska Banka
- Investor Relations Release dated May 22nd, 2002 commenting on HVB Group's Q1 2002 results
- Investor Relations Release dated June 24th, 2002 commenting on HVB Group reducing its stake in Allianz
- Investor Relations Release dated July 25th, 2002 commenting on HVB Group's 1. half-year 2002 results
- Investor Relations Release dated July 26th, 2002 commenting on HVB Group buying Bulgarian Bank Biochim

You will receive each of the items listed above in German and English language.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

dw 9/4

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: Sabine Rückert
Name: Sabine Rückert
Title: IR Manager

Enclosures

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **APRIL 24, 2002**

HVB Group buys Splitska Banka, thus further expanding its position as leader in Central and Eastern Europe

- **87.6% of the shares taken over for some €132m**
- **Splitska Banka is third largest Croatian bank with a market share of 7%**
- **Rapid integration of Splitska Banka and HVB~Croatia planned**

The HVB Group has taken over today 87.6% of the shares of the Croatian Splitska Bank for around €132m. This corresponds to a price to book value of 1 to 7. As part of our expansion strategy, we are continuing to strengthen our position as the leading network bank in Central and Eastern Europe. The sellers are Unicredito Italiano (62.6%) and the Croatian privatization company DAB (25%). The sales contract has become effective today.

With total assets of €1.3bn, over 70 branch offices and 1,000 employees, Splitska Banka is the third largest bank in Croatia. It has a customer base of 200,000 and handles both corporate customer and retail customer business. Last year it posted a net profit of €17.4m which corresponds to an after-tax ROE of 21.9%.

The HVB Group has operated in Croatia since 1997 through a subsidiary of its own. Integration of both institutions will start already this year and be completed by the middle of next year since their business orientation and customer-base structure complement each other ideally. The new institution will profit from the expertise of the HVB Group as market leader in the growth markets of Central and Eastern Europe and with a common market share of 10% continue to expand as the third largest bank in Croatia.

Bank Austria Creditanstalt is in charge of and coordinates the activities of the HVB Group in Central and Eastern Europe. With our broad network of some 800 branch offices and market shares of between 5% and 10% in the most important countries of Central and Eastern Europe, we have clearly established ourselves as the market leader, serving over 80,000 corporate customers in this rapidly growing region. Our total assets in these countries have grown with this acquisition to around €26bn.

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **24. APRIL 2002**

HVB Group kauft Splitska Banka und baut damit ihre führende Position in Zentral- und Osteuropa weiter aus

- **Übernahme von 87,6% der Aktien für rund 132 Mio €**
- **Splitska Banka ist drittgrößte kroatische Bank mit einem Marktanteil von 7 %**
- **Rasche Integration von Splitska Banka und HVB-Croatia geplant**

Die HVB Group hat heute für rund 132 Mio € 87,6% der Anteile an der kroatischen Splitska Banka übernommen. Dies entspricht einem Preis/Buchwertverhältnis von rund 1,7. Im Rahmen unserer Expansionsstrategie bauen wir so unsere Position als führende Netzwerkbank in Zentral- und Osteuropa (CEE) weiter aus. Verkäufer sind der Unicredito Italiano (62,6%) und die kroatische Privatisierungsgesellschaft DAB (25%). Die Verträge wurden mit heutigem Datum wirksam.

Mit einer Bilanzsumme von rund 1,3 Mrd €, über 70 Filialen und 1000 Mitarbeitern ist die Splitska Banka die drittgrößte Bank Kroatiens. Sie betreut rund 200.000 Kunden und ist sowohl im Firmen- als auch im Privatkundengeschäft tätig. Im vergangenen Jahr wurde ein Jahresüberschuss von 17,4 Mio € erwirtschaftet, was einer Eigenkapitalrentabilität nach Steuern von 21,9% entsprach.

Die HVB Group ist in Kroatien bereits seit 1997 mit einer eigenen Banktochter aktiv. Aufgrund der idealen Ergänzung von Geschäftsausrichtung und Kundenstruktur ist der Start der Integration beider Institute noch im laufenden Jahr geplant und wird bis Mitte kommenden Jahres abgeschlossen sein. Das neue Institut wird von der Expertise der HVB Group als Marktführer in den Wachstumsmärkten Zentral- und Osteuropas profitieren und mit einem gemeinsamen Marktanteil von rund 10% seine Position als drittgrößte kroatische Bank weiter ausbauen.

Die Aktivitäten der HVB Group in Zentral- und Osteuropa werden innerhalb des Konzerns durch die Bank Austria Creditanstalt verantwortet und koordiniert. Mit unserem flächendeckenden Netzwerk von rund 800 Filialen und Marktanteilen zwischen 5% und 10% in den wichtigsten Ländern CEEs haben wir uns als klarer Marktführer etabliert und betreuen rund 2,8 Mio Privatkunden und mehr als 80.000 Firmenkunden in dieser wachstumsstarken Region. Unsere Bilanzsumme in diesen Ländern wächst mit der Akquisition auf rund 26 Mrd € an.

HVB Group

Group Investor Relations Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE MAY 22, 2002

Pre-tax profit of €433m in Q1 2002 achieved despite a persistently difficult market environment

- **Operating revenues up 2.3% to €2.782m versus the previous year's figure after adjustment for one-off effects; in particular excellent trading profit of €264m (+81%)**
- **Restructuring efforts are bearing fruit: general administrative expenses including restructuring costs of €75m stood at €1,925m (+ 0.6%); excluding restructuring costs of both years, they declined 2.1% year-on-year**
- **Adjustment of capacities continues unabated in Q1: number of employees down 2% to 68,090; number of branches down 3% to 2,174.**
- **Pre-tax profit of €433m significantly above the 2001 quarterly average (€387m)**
- **EPS of €0.61 and ROE after taxes of 6.9% (each before goodwill amortization)**

With its streamlined group organization, HVB Group has laid the foundation for acting successfully on the marketplace, even in a persistently difficult economic environment. The Group's new management structure has been in place since the start of 2002. The favorable effects of the new group structure are already discernible in the concentration of global capital-market activities in the business segment HVB Corporates & Markets, which led to an appreciable jump in trading profit. The projected restructuring synergies

have been realized on schedule, with a corresponding positive effect on expense trends. Including the measures taken in 2001, more than 50% of the workforce adjustments announced for the period until 2004 within the context of the group streamlining (a total of 9,100 employees) have already been realized.

1. Development Q1 2002 versus Q4 2001: operating revenues tripled quarter-to-quarter

in € million	Q1 2002	Q4 2001	Δ
Net interest income	1,769	2,044 (∅ Q1 – Q3: 1,762)	-13%
Net commission income	721	705	+2%
Trading profit	264	117	+126%
Administrative expenses (incl. restructuring costs)	1,925	2.000	-4%
Risk provisions	527	739	-29%
Operating profit	330	108	+206%
Income from investments/ goodwill amortization and other income and expens.	103	348	-70%
Pre-tax profit	433	456	-5%

2. Comparison Q1 2002 versus Q1 2001

Although the **operating revenues** of €2,782m posted in the first quarter were below the level recorded in the same quarter of the previous year, which was influenced by one-off effects (sales of formerly consolidated companies, including F&C), they increased 2.3% after adjustment for non-recurrent effects. Compared with the year-earlier level, **net interest income** edged up slightly, by 1% to €1,769m. Interest income and interest expenses saw virtually identical declines on account of the change in interest-rate levels. The interest margin, as measured on the basis of risk assets, improved to 214 basis points. Due to the wait-and-see attitude adopted by many investors in the first quarter of 2002, **net commission income** was 6% below the previous year's level, coming in at €721m. Versus the last three quarters, however, net commission income improved somewhat. The Group's **trading profit** recorded a noticeable surge of more than 80%,

to €264m, versus Q1 2001. This increase was mainly attributable to interest and currency-related transactions: their earnings contribution more than doubled.

At €1,925m (+ 0.6%), **general administrative expenses** remained stable, although they included pro-rata scheduled restructuring costs of €75m. This shows clearly that the projected cost synergies have a favorable effect on cost trends.

We increased **risk provisioning** to €527m in accordance with our plans, after €368m in the previous year. Here, a pro-rata share of the expected annual figure was posted. The insolvencies and corporate crises emerging in the first quarter have already been largely accounted for in our plans. Given the persistently difficult economic setting, however, we must also be aware of the fact that a final forecast of the full-year risk provisioning required for 2002 is not yet possible on the basis of today's information.

At €330m, **operating profit** was down 60.6% from the year-earlier level, as the latter was strongly influenced by the divestiture of consolidated companies. **Income from investments** recorded a positive figure of €185m. Further favorable earnings effects are planned for the remainder of the year, as we have already communicated. In the first quarter, **pre-tax profit** stood at €433m, which corresponds to a year-on-year decline of 43.8%.

Return on equity after taxes and goodwill amortization was 6.9%, after 6.5% at the end of 2001. **Earnings per share** (after taxes and goodwill amortization) came to €0.61; the **cost/income ratio** was 69.2%.

In accordance with our goals, **risk-weighted assets** remained virtually unchanged at €365.9bn (+ 0.2%). The **core-capital ratio** of 6.1% improved further compared to the level recorded at the end of 2001 (6.0%).

Pre-tax profit by business segment:

Germany	€ -55m
Austria and CEE	€ -22m
HVB Real Estate	€123m
HVB Corporates & Markets	€307m
HVB Wealth Management	€ 3m
Real Estate Workout (WIM)	€ -34m

Earnings in the business segment Germany were mainly affected by low net commission income, the result generated by DAB Bank and restructuring costs. Both the cost/income ratio and profits are still unsatisfactory due to cyclical reasons. In Austria and CEE, a slight uptrend in loan-loss provisions in conjunction with stable operating revenues placed a burden on earnings. The earnings decline recorded at HVB Wealth Management was attributable to the baseline effect resulting from the profit generated by the sale of our stake in Foreign & Colonial in 2001. The business segment HVB Real Estate posted pre-tax profit of €123m and a return on equity of 7.0%, while improving its cost/income ratio to 34.2% at the same time. The business segment HVB Corporates & Markets was particularly successful, with a strong trading profit playing a key role in this process. HVB Corporates & Markets recorded a return on equity of 18.8% and a cost/income ratio of 42.9%.

Financial Highlights

	1/1- 3/31/2002	2001
KEY INDICATORS (IN %)		
Return on equity after taxes (adjusted for goodwill)	6.9	6.5
Return on equity after taxes	5.7	4.9
Cost-Income-Ratio (based on operating revenues)	69.2	68.5
Ratio of net commission income to operating revenues	25.9	25.5
EARNINGS	**1/1- 3/31/2002**	**1/1-3/31/2001**
Operating profit (in m €)	330	837
Income before taxes (in m €)	433	770
Income after taxes (in m €)	286	509
IAS earnings per share (in €)	0.51	0.87
IAS earnings per share (adjusted for goodwill in €)	0.61	0.98
BALANCE SHEET FIGURES (in bn €)	**3/31/2002**	**12/31/2001**
Total assets	717.6	728.2
Total lending volume	454.2	454.3
Shareholders' equity	24.7	25.1
KEY CAPITAL RATIOS AS PER BIS [1]	**3/31/2002**	**12/31/2001**
Core capital ratio (in bn €)	22.3	21.7
Total equity (in bn €)	42.0	41.5
Risk assets (in bn €)	365.9	365.1
Core capital ratio (in %)	6.1	6.0
Total equity ratio (in %)	10.4	10.3
Share information	**1/1 –3/31/2002**	**2001**
Share price: Reporting date (in €)	42.00	34.32
High (in €)	42.55	68.06
Low (in €)	32.37	27.40
Market capitalization (in bn €)	22.5	18.4
	3/31/2002	**12/31/2001**
Employees	68,090	69,520
Offices	2,174	2,238

1) As per approved financial statements 2001.

Income Statement
January 1 to March 31, 2002

in m €	Notes	1/1 – 3/31 2002	1/1-3/31 2001	change in m €	change in %
Interest income		8,763	10,312	- 1,549	- 15.0
Interest expense		6,994	8,560	- 1,566	- 18.3
Net interest income	2	1,769	1,752	+ 17	+ 1.0
Provisions for losses on loans and advances	3	527	368	+ 159	+ 43.2
Net interest income after provisions for losses on loans and advances		1,242	1,384	- 142	- 10.3
Fee and commission income		900	940	- 40	- 4.3
Fee and commission expense		179	173	+ 6	+ 3.5
Net commission income	4	721	767	- 46	- 6.0
Net trading profit	5	264	146	+ 118	+ 80.8
General administrative expenses	6	1,925	1,914	+ 11	+ 0.6
Balance of other operating income and expenses	7	28	454	- 426	- 93.8
Operating Profit		**330**	**837**	**- 507**	**- 60.6**
Net income from investments		185	20	+ 165	>+100.0
Amortization of goodwill		54	56	- 2	- 3.6
Balance from other income and expenses	8	- 28	- 31	+ 3	+ 9.7
Profit from ordinary activities/Pre-tax profit		**433**	**770**	**- 337**	**- 43.8**
Income taxes		147	261	- 114	- 43.7
Net income after taxes		**286**	**509**	**- 223**	**- 43.8**
Minority interest in net income		- 14	- 41	+ 27	+ 65.9
Consolidated profit		**272**	**468**	**- 196**	**- 41.9**

in €		1/1 – 3/31 2002	1/1-3/31 2001
Earnings per share	9	0.51	0.87
Earnings per share (adjusted for goodwill)	9	0.61	0.98

Balance Sheet at March 31, 2002

ASSETS in m €	Notes	3/31/2002	12/31/2001	Change in m €	Change in %
Cash reserves		6,643	8,036	- 1,393	- 17.3
Assets held for trading purposes	10	59,969	69,210	- 9,241	- 13.4
Placements with, and loans and advances to, other banks	11	89,839	89,499	+ 340	+ 0.4
including:					
Mortgage loans		379	384	- 5	- 1.3
Municiple loans		23,926	23,395	+ 531	+ 2.3
Loans and advances to customers	11	429,178	431,060	- 1,882	- 0.4
including:					
Mortgage loans		174,144	174,607	- 463	- 0.3
Municiple loans		63,940	64,477	- 537	- 0.8
Provisions for losses on loans and advances	12	- 13,195	- 12,852	- 343	- 2.7
Investments	13	117,488	114,493	+ 2,995	+ 2.6
Property, plant and equipment		4,626	4,736	- 110	- 2.3
Intangible assets		3,473	3,634	- 161	- 4.4
Other assets		19,588	20,354	- 766	- 3.8
TOTAL ASSETS		**717,609**	**728,170**	**- 10,561**	**- 1.5**

Balance Sheet at March 31, 2002

SHAREHOLDERS' EQUITY AND LIABILITIES in m €	Notes	3/31/2002	12/31/2001	Change in m €	 in %
Deposits from other banks	14	145,864	145,170	+ 694	+ 0.5
including : Registered mortgage bonds and public-sector bonds in issue		10,499	10,546	- 47	- 0.4
Amounts owed to other depositors	15	204,620	215,404	-10,784	- 5.0
including: Registered mortgage bonds and public-sector bonds in issue		43,858	43,742	+ 116	+ 0.3
Promissory notes and other liabilities evidenced by paper	16	260,547	256,421	+ 4,126	+ 1.6
including: Registered mortgage bonds and public-sector bonds in issue		139,036	136,028	+ 3,008	+ 2.2
Liabilities held for trading purposes		24,867	29,150	- 4,283	- 14.7
Provisions and accruals	17	9,423	9,490	- 67	- 0.7
Other liabilities		19,753	20,888	- 1,135	- 5.4
Subordinated capital	18	24,866	23,487	+ 1,379	+ 5.9
Minority interest		2,987	3,050	- 63	- 2.1
Shareholders' Equity		24,682	25,110	- 428	- 1.7
Subscribed capital		1,609	1,609	--	--
Additional paid-in capital		13,125	13,133	- 8	- 0.1
Retained earnings		4,172	4,326	- 154	- 3.6
Change in valuation of financial instruments		5,047	5,585	- 538	- 9.6
Consolidated profit 2001		457	457	--	--
Profit 1/1 – 3/31/2002		272	--	+ 272	>+100.0
Total Shareholders' Equity and Liabilities		**717,609**	**728,170**	**- 10,561**	**- 1.5**

Segment Reporting

Segment Reporting according to new business segments

in m €	Germany	Austria and CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Real Estate Workout	Other/ Consolidation	Group
Net interest income								
1/1-3/31/2002	596	500	378	364	17	- 3	- 83	1,769
¼ of 2001	603	510	395	409	22	- 2	- 104	1,833
Provisions for losses on loans and advances								
1/1-3/31/2002	160	168	132	65	2	--	--	527
¼ of 2001	148	159	148	100	6	- 35	- 7	519
Net commission income								
1/1-3/31/2002	259	244	35	87	99	--	- 3	721
¼ of 2001	297	223	17	118	111	--	- 47	719
Net trading profit								
1/1-3/31/2002	--	8	--	238	--	--	18	264
¼ of 2001	5	26	--	97	--	--	20	148
General administrative expenses								
1/1-3/31/2002	741	597	143	297	113	9	25	1,925
¼ of 2001	710	613	158	337	110	13	- 7	1,934
Balance of other operating income and expenses								
1/1-3/31/2002	5	3	5	4	4	- 2	9	28
¼ of 2001	4	9	15	1	95	1	- 4	121
Profit from ordinary activities								
1/1-3/31/2002	- 41	- 10	143	331	5	- 14	- 84	330
¼ of 2001	51	- 4	121	188	112	21	- 121	368
Net income from investments								
1/1-3/31/2002	- 6	7	- 19	- 9	2	--	210	185
¼ of 2001	--	- 3	18	- 10	--	- 35	163	133

Amortization of goodwill								
1/1-3/31/2002	7	19	1	12	4	--	11	54
¼ of 2001	33	18	1	13	4	--	11	80
Balance of other income and expenses								
1/1-3/31/2002	- 1	--	--	- 3	--	- 20	- 4	- 28
¼ of 2001	- 3	- 3	- 1	- 2	--	- 17	- 8	- 34
Profit from ordinary activities/ Pre-tax profit								
1/1-3/31/2002	- 55	- 22	123	307	3	- 34	111	433
¼ of 2001	15	- 28	137	163	108	- 31	23	387
of which: Bank Austria Group								
1/1-3/31/2002		- 22		67	4		12	61
¼ of 2001		- 28		62	3		43	80

KEY RATIOS, BY DIVISION

in %	Germany	Austria and CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Manage-ment	Real Estate Workout [1]	Group
Cost-Income-Ratio (based on operating earnings)							
1/1-3/31/ 2002	86.2	79.1	34.2	42.9	94.2	--	69.2
1/1-12/31/2001	78.1	80.0	37.1	53.9	48.1	--	68.5
Return on equity after taxes, net of amortization of goodwill							
1/1-3/31/2002	- 3.1	- 0.1	7.0	18.8	--	--	6.9
1/1-12/31/2001	3.2	- 1.1	6.8	10.3	--	--	6.5
Return on equity after taxes							
1/1-3/31/2002	- 3.7	- 2.3	6.9	17.8	--	--	5.7
1/1-12/31/2001	0.7	- 3.2	6.7	9.2	--	--	4.9

1) Key ratios for the Real Estate Workout division have no economic significance.

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **22. MAI 2002**

Vorsteuerergebnis von 433 Mio € in Q1 2002 trotz anhaltend schwierigen Umfeldbedingungen erzielt

- **Operative Erträge ggü. um Sondereffekte bereinigten Vorjahreswert um 2,3 % auf 2.782 Mio € gestiegen; insbesondere sehr gutes Handelsergebnis von 264 Mio € (+81 %)**
- **Restrukturierung greift: Verwaltungsaufwand beträgt inkl. Restrukturierungs-aufwand von 75 Mio € 1.925 Mio € (+ 0,6 %), ohne Restrukturierungsaufwand -2,1 % ggü. Vorjahr (ebenfalls bereinigt um Restrukturierungsaufwand)**
- **Anpassung der Kapazitäten geht in Q1 unvermindert weiter: Mitarbeiter: -2 % auf 68.090, Filialen: -3 % auf 2.174**
- **Ergebnis vor Steuern mit 433 Mio € liegt deutlich über dem Quartals-durchschnitt des Vorjahres (387 Mio €)**
- **EPS 0,61 € und RoE nach Steuern 6,9 % (jeweils vor Goodwillabschreibungen)**

HVB Group hat mit dem gestrafften Konzernauftritt die Voraussetzungen dafür geschaffen, auch in einem unverändert schwierigen wirtschaftlichen Umfeld erfolgreich am Markt zu agieren. Seit Jahresbeginn wird nach der neuen Führungsstruktur gesteuert. Mit der Konzentration der weltweiten Kapitalmarktaktivitäten in dem Geschäftsfeld HVB Corporates & Markets wirkte sich die neue Konzernstruktur bereits positiv aus und führte zu einem kräftigen Schub im Handelsergebnis. Die avisierten

Synergien aus der Restrukturierung wurden planmäßig realisiert, wodurch die Aufwandsentwicklung positiv beeinflußt werden konnte. Einschließlich der Adjustierungen in 2001 konnten bis heute bereits über 50 % der genannten Mitarbeiterkapazitäten im Rahmen der Konzernstraffung bis 2004 (insgesamt 9.100) realisiert werden.

1. Entwicklung Q1 2002 ggü. Q4 2001: Betriebsergebnis ggü. Vorquartal verdreifacht

in Mio €	Q1 2002	Q4 2001	Δ
Zinsüberschuss	1.769	2.044 (∅ Q1 – Q3: 1.762)	-13 %
Provisionsüberschuss	721	705	+2 %
Handelsergebnis	264	117	+126 %
Verwaltungsaufwand (inkl. Restruk. aufw.)	1.925	2.000	-4 %
Risikovorsorge	527	739	-29 %
Betriebsergebnis	330	108	+206 %
Finanzanlageergebnis/ Goodwill-Afa und übrige Erträge/Aufw.	103	348	-70 %
Vorsteuerergebnis	433	456	-5 %

2. Vergleich Q1 2002 ggü. Q1 2001

Die **operativen Erträge** von 2.782 Mio € im 1. Quartal sind zwar rückläufig gegenüber dem durch Sondereffekte (Verkäufe von ehemals konsolidierten Gesellschaften; u.a. F&C) beeinflußten Vorjahresquartal, bereinigt um diese Sondereffekte wurden sie um 2,3 % gesteigert. Verglichen mit dem Vorjahreswert stieg der **Zinsüberschuss** leicht um 1 % auf 1.769 Mio €. Die Zinserträge und Zinsaufwendungen ermäßigten sich zinsniveaubedingt fast im gleichen Umfang. Die an den Risikoaktiva gemessene Zinsspanne hat sich auf 214 Basispunkte verbessert. Mit der eher abwartenden Haltung der Anleger im ersten Quartal in 2002 blieb der **Provisionsüberschuss** mit 721 Mio € um 6 % unter dem Vorjahreswert. Gegenüber den letzten drei Quartalen zeigt sich hingegen eine leichte Verbesserung. Das **Handelsergebnis** konnte einen kräftigen Anstieg von über 80 % auf 264 Mio € gegenüber Q1 2001 verzeichnen. Es resultiert

hauptsächlich aus den zins- und währungsbezogenen Geschäften, deren Ergebnisbeitrag sich mehr als verdoppelt hat.

Der **Verwaltungsaufwand** blieb mit 1.925 Mio € (+ 0,6 %) stabil, obwohl anteilig geplante Restrukturierungsaufwendungen in Höhe von 75 Mio € darin enthalten sind. Dies zeigt deutlich, daß die geplanten Kostensynergien sich positiv auf die Kostenentwicklung auswirken.

Die **Risikovorsorge** ist entsprechend unseren Planungen auf 527 Mio € nach 368 Mio € im Vorjahr gestiegen. Dabei wurde der erwartete Jahreswert anteilig angesetzt. Die im ersten Quartal bekannt gewordenen Insolvenzen bzw. Unternehmenskrisen haben wir in unseren Planungen bereits weitgehend berücksichtigt. Auf Grund der anhaltend schwierigen konjunkturellen Entwicklung müssen wir aber auch erkennen, daß die für das Gesamtjahr erforderliche Risikovorsorge heute noch nicht abschließend prognostizierbar ist.

Das **Betriebsergebnis** liegt mit 330 Mio € um 60,6 % unter dem durch Verkäufe von Konzerngesellschaften stark beeinflußten Vorjahreswert. Das **Finanzanlageergebnis** weist einen positiven Wert von 185 Mio € aus. Weitere positive Ergebniseffekte sind für den weiteren Jahresverlauf, wie bereits kommuniziert, geplant. Das **Ergebnis vor Steuern** beträgt im 1. Quartal 433 Mio € und ermäßigte sich ggü. dem Vorjahr um 43,8 %.

Die nach Steuern und um Goodwillabschreibungen bereinigte **Eigenkapitalrentabilität** beläuft sich auf 6,9 % nach 6,5 % zum Jahresende 2001. Das **Ergebnis pro Aktie** (nach Steuern und bereinigt um Goodwillabschreibungen) liegt bei 0,61 €, die **Cost-Income-Ratio** beträgt 69,2 %.

Die **risikogewichteten Aktiva** sind unserer Zielsetzung entsprechend mit 365,9 Mrd € (+ 0,2 %) unverändert. Die **Kernkapitalquote** von 6,1 % hat sich gegenüber dem Jahresultimowert (6,0 %) weiter verbessert.

Ergebnis vor Steuern nach Geschäftsfeldern:

Deutschland	- 55 Mio €
Österreich und CEE	- 22 Mio €
HVB Real Estate	123 Mio €
HVB Corporates & Markets	307 Mio €
HVB Wealth Management	3 Mio €
Workout Immobilien	-34 Mio €

Das Ergebnis des Geschäftsfeldes Deutschland wurde im Wesentlichen durch den niedrigeren Provisionsüberschuss, das Ergebnis der DAB Bank und Restrukturierungsaufwendungen beeinträchtigt. Cost-Income-Ratio sowie das Ergebnis sind konjunkturell bedingt noch unbefriedigend. In Österreich und CEE belastete die leicht gestiegene Kreditrisikovorsorge bei stabilen operativen Erträgen. Der Ergebnisrückgang bei HVB Wealth Management resultiert aus dem Basiseffekt durch den Gewinn aus der Veräußerung unserer Foreign & Colonial Anteile im Vorjahr. Das Geschäftsfeld HVB Real Estate erzielte ein Ergebnis vor Steuern von 123 Mio € und eine Eigenkapitalrentabilität von 7,0 % bei einer verbesserten Cost-Income-Ratio von 34,2 %. Besonders erfolgreich zeigte sich das Geschäftsfeld HVB Corporates & Markets, vor allem durch ein starkes Handelsergebnis. Die Eigenkapitalrentabilität von HVB Corporates & Markets erreichte 18,8 % bei einer Cost-Income-Ratio von 42,9 %.

Die wichtigsten Ergebnisse

	1.1.- 31.3.2002	2001
KENNZAHLEN (IN %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	6,9	6,5
Eigenkapitalrentabilität nach Steuern	5,7	4,9
Cost-Income-Ratio (gemesssen an den operativen Erträgen)	69,2	68,5
Anteil Provisionsüberschuss an den operativen Erträgen	25,9	25,5
ERFOLGSZAHLEN	**1.1.- 31.3.2002**	**1.1.-31.3.2001**
Betriebsergebnis (in Mio €)	330	837
Ergebnis vor Steuern (in Mio €)	433	770
Ergebnis nach Steuern (in Mio €)	286	509
IAS-Ergebnis je Aktie (in €)	0,51	0,87
IAS-Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,61	0,98
BILANZZAHLEN (in Mrd €)	**31.3.2002**	**31.12.2001**
Bilanzsumme	717,6	728,2
Kreditvolumen	454,2	454,3
Eigenkapital	24,7	25,1
BANKAUFSICHTSRECHTLICHE KAPITALKENNZAHLEN NACH BIZ [1]	**31.3.2002**	**31.12.2001**
Kernkapital (in Mrd €)	22,3	21,7
Eigenmittel (in Mrd €)	42,0	41,5
Risikoaktiva (in Mrd €)	365,9	365,1
Kernkapitalquote (in %)	6,1	6,0
Eigenmittelquote (in %)	10,4	10,3
Aktie	**1.1. -31.3.2002**	**2001**
Börsenkurs Stichtag (in €)	42,00	34,32
Höchststand (in €)	42,55	68,06
Tiefststand (in €)	32,37	27,40
Börsenkapitalisierung Stichtag (in Mrd €)	22,5	18,4
	31.3.2002	**31.12.2001**
Mitarbeiter	68.090	69.520
Geschäftsstellen	2.174	2.238

1) 2001 nach festgestellten Jahresabschlüssen

Gewinn- und Verlustrechnung vom 1. Januar bis 31. März 2002

in Mio €	Notes	1.1. – 31.3. 2002	1.1.-31.3. 2001	Veränderung in Mio €	Veränderung in %
Zinserträge		8.763	10.312	- 1.549	- 15,0
Zinsaufwendungen		6.994	8.560	- 1.566	- 18,3
Zinsüberschuss	2	1.769	1.752	+ 17	+ 1,0
Kreditrisikovorsorge	3	527	368	+ 159	+ 43,2
Zinsüberschuss nach Kreditrisikovorsorge		1.242	1.384	- 142	- 10,3
Provisionserträge		900	940	- 40	- 4,3
Provisionsaufwendungen		179	173	+ 6	+ 3,5
Provisionsüberschuss	4	721	767	- 46	- 6,0
Handelsergebnis	5	264	146	+ 118	+ 80,8
Verwaltungsaufwand	6	1.925	1.914	+ 11	+ 0,6
Saldo sonstige betriebliche Erträge/ Aufwendungen	7	28	454	- 426	- 93,8
Betriebsergebnis		**330**	**837**	**- 507**	**- 60,6**
Finanzanlageergebnis		185	20	+ 165	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		54	56	- 2	- 3,6
Saldo übrige Erträge/Aufwendungen	8	- 28	- 31	+ 3	+ 9,7
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**433**	**770**	**- 337**	**- 43,8**
Ertragsteuern		147	261	- 114	- 43,7
Ergebnis nach Steuern		**286**	**509**	**- 223**	**- 43,8**
Fremdanteile am Ergebnis		- 14	- 41	+ 27	+ 65,9
Gewinn		**272**	**468**	**- 196**	**- 41,9**

in €		1.1. – 31.3. 2002	1.1.-31.3. 2001
Ergebnis je Aktie	9	0,51	0,87
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	9	0,61	0,98

Bilanz zum 31. März 2002

AKTIVA in Mio €	Notes	31.3.2002	31.12.2001	Veränderung in Mio €	in %
Barreserve		6.643	8.036	- 1.393	- 17,3
Handelsaktiva	10	59.969	69.210	- 9.241	- 13,4
Forderungen an Kreditinstitute	11	89.839	89.499	+ 340	+ 0,4
darunter:					
Hypothekendarlehen		379	384	- 5	- 1,3
Kommunalkredite		23.926	23.395	+ 531	+ 2,3
Forderungen an Kunden	11	429.178	431.060	- 1.882	- 0,4
darunter:					
Hypothekendarlehen		174.144	174.607	- 463	- 0,3
Kommunalkredite		63.940	64.477	- 537	- 0,8
Risikovorsorge	12	- 13.195	- 12.852	- 343	- 2,7
Finanzanlagen	13	117.488	114.493	+ 2.995	+ 2,6
Sachanlagen		4.626	4.736	- 110	- 2,3
Immaterielle Vermögenswerte		3.473	3.634	- 161	- 4,4
Sonstige Aktiva		19.588	20.354	- 766	- 3,8
SUMME DER AKTIVA		**717.609**	**728.170**	**- 10.561**	**- 1,5**

Bilanz zum 31. März 2002

PASSIVA in Mio €	Notes	31.3.2002	31.12.2001	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	14	145.864	145.170	+ 694	+ 0,5
darunter : begebene Hypotheken- und öffentliche Namenspfandbriefe		10.499	10.546	- 47	- 0,4
Verbindlichkeiten gegenüber Kunden	15	204.620	215.404	-10.784	- 5,0
darunter: begebene Hypotheken- und öffentliche Namenspfandbriefe		43.858	43.742	+ 116	+ 0,3
Verbriefte Verbindlichkeiten	16	260.547	256.421	+ 4.126	+ 1,6
darunter: Hypothekenpfandbriefe und öffentliche Pfandbriefe		139.036	136.028	+ 3.008	+ 2,2
Handelspassiva		24.867	29.150	- 4.283	- 14,7
Rückstellungen	17	9.423	9.490	- 67	- 0,7
Sonstige Passiva		19.753	20.888	- 1.135	- 5,4
Nachrangkapital	18	24.866	23.487	+ 1.379	+ 5,9
Anteile in Fremdbesitz		2.987	3.050	- 63	- 2,1
Eigenkapital		24.682	25.110	- 428	- 1,7
Gezeichnetes Kapital		1.609	1.609	--	--
Kapitalrücklage		13.125	13.133	- 8	- 0,1
Gewinnrücklagen		4.172	4.326	- 154	- 3,6
Bewertungsänderungen von Finanzinstrumenten		5.047	5.585	- 538	- 9,6
Konzerngewinn 2001		457	457	--	--
Gewinn 1.1.-31.3.2002		272	--	+ 272	>+100,0
SUMME DER PASSIVA		**717.609**	**728.170**	**- 10.561**	**- 1,5**

Angaben zur Gewinn- und Verlustrechnung

Segmentberichterstattung - Erfolgsentwicklung nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Zinsüberschuss								
1.1.-31.3.2002	596	500	378	364	17	- 3	- 83	1.769
¼ von 2001	603	510	395	409	22	- 2	- 104	1.833
Kreditrisikovorsorge								
1.1.-31.3.2002	160	168	132	65	2	--	--	527
¼ von 2001	148	159	148	100	6	- 35	- 7	519
Provisionsüberschuss								
1.1.-31.3.2002	259	244	35	87	99	--	- 3	721
¼ von 2001	297	223	17	118	111	--	- 47	719
Handelsergebnis								
1.1.-31.3.2002	--	8	--	238	--	--	18	264
¼ von 2001	5	26	--	97	--	--	20	148
Verwaltungsaufwand								
1.1.-31.3.2002	741	597	143	297	113	9	25	1.925
¼ von 2001	710	613	158	337	110	13	- 7	1.934
Saldo sonstige betriebliche Erträge/Aufwendungen								
1.1.-31.3.2002	5	3	5	4	4	- 2	9	28
¼ von 2001	4	9	15	1	95	1	- 4	121
Betriebsergebnis								
1.1.-31.3.2002	- 41	- 10	143	331	5	- 14	- 84	330
¼ von 2001	51	- 4	121	188	112	21	- 121	368
Finanzanlageergebnis								
1.1.-31.3.2002	- 6	7	- 19	- 9	2	--	210	185
¼ von 2001	--	- 3	18	- 10	--	- 35	163	133

Abschreibungen auf Geschäfts- oder Firmenwerte								
1.1.-31.3.2002	7	19	1	12	4	--	11	54
¼ von 2001	33	18	1	13	4	--	11	80
Saldo übrige Erträge/Aufwendungen								
1.1.-31.3.2002	- 1	--	--	- 3	--	- 20	- 4	- 28
¼ von 2001	- 3	- 3	- 1	- 2	--	- 17	- 8	- 34
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
1.1.-31.3.2002	- 55	- 22	123	307	3	- 34	111	433
¼ von 2001	15	- 28	137	163	108	- 31	23	387
darunter: Bank Austria-Gruppe								
1.1.-31.3.2002		- 22		67	4		12	61
¼ von 2001		- 28		62	3		43	80

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Workout Immobilien [1]	Konzern
Cost-Income-Ratio (auf Basis der operativen Erträge)							
1.1.-31.3. 2002	86,2	79,1	34,2	42,9	94,2	--	69,2
1.1.-31.12.2001	78,1	80,0	37,1	53,9	48,1	--	68,5
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)							
1.1.-31.3. 2002	- 3,1	- 0,1	7,0	18,8	--	--	6,9
1.1.-31.12.2001	3,2	- 1,1	6,8	10,3	--	--	6,5
Eigenkapitalrentabilität nach Steuern							
1.1.-31.3. 2002	- 3,7	- 2,3	6,9	17,8	--	--	5,7
1.1.-31.12.2001	0,7	- 3,2	6,7	9,2	--	--	4,9

[1] Kennzahlenwerte für den Unternehmensbereich Workout Immobilien ökonomisch nicht aussagekräftig

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **JUNE 24, 2002**

HVB Group reduces its stake in Allianz to 4.6%

HVB has now concluded the capital market transaction announced in March 2001 aimed at utilizing the potential from part of its shareholding reserves to strengthen its capital under banking regulatory requirements. With this in mind, it has reduced its holdings in Allianz to 4.6%. HVB Group currently does not intend to dispose of any further Allianz shares.

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **24. JUNI 2002**

HVB Group reduziert Beteiligung an der Allianz auf 4,6%

Die HVB hat jetzt ihre im März 2001 bekannt gegebene Kapitalmarkttransaktion, mit der sie das Potenzial aus einem Teil ihrer Beteiligungsreserven zur Verstärkung des bankaufsichtsrechtlichen Kapitals einsetzte, abgeschlossen. In diesem Kontext hat sich ihre Beteiligung an der Allianz auf 4,6 % reduziert. Die HVB Group plant derzeit nicht, sich von weiteren Allianz-Anteilen zu trennen.

HVB Group

Group Investor Relations Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29135
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE — JULY 25, 2002

Business trend mirrors the overall macroeconomic situation – weak second quarter burdens six-month results

- **Cost reductions stepped up: administrative expenses declined 1.6%, to € 3,768m, including restructuring charges, and 4.2% excluding restructuring charges**
- **Operating revenues down 2.0%, to €5,253m, versus the previous year's adjusted figure**
- **Risk provisions of €1,244m at the end of June – full-year provision budget raised by 20% to €2.5bn; coverage ratio increased to 103%**
- **Stake in Allianz reduced to 4.6% - book profit of more than €400m generated**
- **Pre-tax profit declined 28.8 % to €711m**
- **RoE of 6.0% and earnings per share of €1.05**

Business trends in the second quarter mirrored the macroeconomic trend in our core markets. Due to the strong increase of insolvencies and contractions on some regional domestic real estate markets in the second quarter, higher loan losses and loan-loss risks were recorded. To take account of these developments, the Board of Managing Directors of HVB Group has raised regular risk provisions for 2002 as a whole by 20% to €2.5bn.

The macroeconomic situation prevented a revival in the customer business. In line with industry trends, the securities business slackened against the background of high capital

market volatility. Total operating revenues edged down slightly, by 2.0%, versus the previous year's figure after adjustment for non-recurrent effects. Despite considerable restructuring charges, systematic capacity-optimization measures allowed us to reduce administrative expenses by a satisfactory 1.6% compared to the previous year's level; excluding restructuring charges, they even declined by 4.2%.

Details on earnings trends in the first half of 2002

Operating revenues contracted 2.0%, to €5,253m, versus the previous year's figure after adjustment for one-off effects.

In this context, **net interest income** declined 6.0%, to €3,353m. In the second quarter of 2002, net interest income was €185m below the level recorded in the first quarter. This decline is attributable to (a) currency effects of approximately €60m resulting from the strength of the euro, (b) volume contractions (including a decline in risk assets through securitization) of some €30m, (c) deconsolidation effects (sale of Westfalenbank and BIL) in the order of €25m, (d) lower earnings contributions from companies consolidated at equity of roughly €20m, and (e) other items in the amount of approximately €50m. In contrast, margins in the lending and deposit customer business were kept stable. All told, the interest margin measured on the basis of risk assets declined from 2.14% to 2.05%.

Loan-loss provisions were €1,244m. The fragile macroeconomic situation has induced us to raise the risk provisioning budget for the end of the year by 20% to €2.5bn. Non-performing loans changed only marginally compared to the end of 2001, to €13.0bn, while the overall stock of risk provisions rose to €13.4bn. This means that the coverage ratio increased to 103%

Net commission income came in at €1,405m, which corresponds to a market-induced decline of 5.0% versus the previous year's level. **Trading result** surged noticeably, by 75.4% to €435m. The interest-rate- and currency-related transactions saw a favorable trend; their earnings contribution more than doubled.

Despite restructuring expenses of €150m, we succeeded in reducing **administrative expenses** by 1.6% to €3,768m on account of consistent cost discipline. Excluding restructuring charges, administrative expenses declined by as much as 4.2%. In the first half of 2002, we brought down the number of branch offices by 102 (-4.6%), and the number of employees was reduced by a further 2,768 (-4.0%). This means that our restructuring projects in Germany, Austria and CEE are fully on schedule: including our downsizing efforts in 2001, we had already completed two thirds of the reduction of 9,100 jobs, which we announced last year for the 2001 to 2004 period, by mid-2002.

Overall, the **cost-income ratio** deteriorated to 71.7%, up from 69.2% after the first three months of the year.

Operating profit declined 78.5%, to €241m, compared to the same period in the previous year. Income from financial investments recorded a favorable trend, coming in at €642m (>+100%). After goodwill amortization of €108m and the balance of other income and expenses of negative €64m, this translates into **pre-tax profit** of €711m (-28.8%).

Earnings per share were €1.05 (previous year: €1.34), and **return on equity (ROE)** after taxes stood at 6.0%, after 6.5% at the end of 2001 (both figures adjusted for goodwill amortization).

We reduced **risk assets** by 3.3%, to €352.9bn. The **tier 1 ratio** improved to 6.2%, up from 6.0% at the end of 2001.

Segment results

The individual business segments made the following contributions to the Group's pre-tax profit of €711m:

Germany	€-33m
Austria/ CEE	€ 14m
HVB Real Estate	€128m
HVB Corporates & Markets	€268m
HVB Wealth Management	€35m.

Overall, i.e. including results from global business segments and after adjustment for group-specific items such as goodwill amortization and goodwill refinancing expenses, Bank Austria Group contributed €58m to HVB Group's earnings before taxes.

Outlook

Dr. Albrecht Schmidt, Speaker of the Board of Managing Directors, comments: "2002 is turning out to be a tough year for the banking sector. We are of course not satisfied with the six-month results. To realize our full-year target of a return on equity of 7-9%, the economic situation will have to improve, business must pick up, and tensions on the risk front must ease. These prerequisites are becoming increasingly unlikely. The untypical and unusual culmination of burdens in the financial sector is reaching its cyclical peak in 2002. However, this makes us confident that the adjustment process necessary for a recovery of the lending business will soon be completed. At the same time, we have

been successful in our efforts to restructure our processes and adjust our capacities and have made good headway: two thirds of the workforce reduction projected for the period until 2004 had already been completed faster than envisaged, by mid-2002, and we have noticeably stepped up the reduction of costs. We will continue to work hard on the optimization of our structures and our competitive position."

Financial Highlights

	1/1- 6/30/2002	2001
KEY INDICATORS (IN %)		
Return on equity after taxes (adjusted for goodwill)	6.0	6.5
Return on equity after taxes	4.8	4.9
Cost-Income-Ratio (based on operating revenues)	71.7	68.5
Ratio of net commission income to operating revenues	26.7	25.5
EARNINGS	**1/1- 6/30/2002**	**1/1-6/30/2001**
Operating profit (in m €)	241	1,123
Income before taxes (in m €)	711	999
Income after taxes (in m €)	471	660
IAS earnings per share (in €)	0.85	1.12
IAS earnings per share (adjusted for goodwill in €)	1.05	1.34
BALANCE SHEET FIGURES (in bn €)	**6/30/2002**	**12/31/2001**
Total assets	712.2	728.2
Total lending volume	448.7	454.3
Shareholders' equity	22.4	25.1
KEY CAPITAL RATIOS AS PER BIS [1)]	**6/30/2002**	**12/31/2001**
Core capital ratio (in bn €)	21.9	21.7
Total equity (in bn €)	40.1	41.5
Risk assets (in bn €)	352.9	365.1
Core capital ratio (in %)	6.2	6.0
Total equity ratio (in %)	10.3	10.3
Share information	**1/1 –6/30/2002**	**2001**
Share price: Reporting date (in €)	33.00	34.32
High (in €)	42.55	68.06
Low (in €)	30.30	27.40
Market capitalization (in bn €)	17.7	18.4
	6/30/2002	**12/31/2001**
Employees	66,752	69,520
Offices	2,136	2,238

1) As per approved financial statements 2001.

Income Statement
January 1 to June 30, 2002

in m €	Notes	1/1 – 6/30 2002	1/1-6/30 2001	change in m €	change in %
Interest income		17,020	20,698	- 3,678	- 17.8
Interest expense		13,667	17,132	- 3,465	- 20.2
Net interest income	2	3,353	3,566	- 213	- 6.0
Provisions for losses on loans and advances	3	1,244	803	+ 441	+ 54.9
Net interest income after provisions for losses on loans and advances		2,109	2,763	- 654	- 23.7
Fee and commission income		1,725	1,839	- 114	- 6.2
Fee and commission expense		320	360	- 40	- 11.1
Net commission income	4	1,405	1,479	- 74	- 5.0
Net trading profit	5	435	248	+ 187	+ 75.4
General administrative expenses	6	3,768	3,828	- 60	- 1.6
Balance of other operating income and expenses	7	60	461	- 401	- 87.0
Operating Profit		**241**	**1,123**	**- 882**	**- 78.5**
Net income from investments		642	54	+ 588	>+100.0
Amortization of goodwill		108	117	- 9	- 7.7
Balance from other income and expenses	8	- 64	- 61	- 3	- 4.9
Profit from ordinary activities/Pre-tax profit		**711**	**999**	**- 288**	**- 28.8**
Income taxes		240	339	- 99	- 29.2
Net income after taxes		**471**	**660**	**- 189**	**- 28.6**
Minority interest in net income		- 14	- 61	+ 47	+ 77.0
Consolidated profit		**457**	**599**	**- 142**	**- 23.7**

in €		1/1 – 6/30 2002	1/1-6/30 2001
Earnings per share (adjusted for goodwill)	9	1.05	1.34
Earnings per share	9	0.85	1.12

Balance Sheet at June 30, 2002

ASSETS in m €	Notes	6/30/2002	12/31/2001	Change in m €	in %
Cash reserves		8,710	8,036	+ 674	+ 8.4
Assets held for trading purposes	10	68,724	69,210	- 486	- 0.7
Placements with, and loans and advances to, other banks	11	90,484	89,499	+ 985	+ 1.1
including:					
Mortgage loans		387	384	+ 3	+ 0.8
Municiple loans		23,568	23,395	+ 173	+ 0.7
Loans and advances to customers	11	421,977	431,060	- 9,083	- 2.1
including:					
Mortgage loans		174,542	174,607	- 65	0.0
Municiple loans		63,314	64,477	- 1,163	- 1.8
Provisions for losses on loans and advances	12	- 13,409	- 12,852	- 557	- 4.3
Investments	13	110,370	114,493	- 4,123	- 3.6
Property, plant and equipment		4,007	4,736	- 729	- 15.4
Intangible assets		3,474	3,634	- 160	- 4.4
Other assets		17,814	20,354	- 2,540	- 12.5
TOTAL ASSETS		**712,151**	**728,170**	**- 16,019**	**- 2.2**

Balance Sheet at June 30, 2002

SHAREHOLDERS' EQUITY AND LIABILITIES in m €	Notes	6/30/2002	12/31/2001	Change in m €	in %
Deposits from other banks	14	135,930	145,170	- 9,240	- 6.4
including :					
Registered mortgage bonds and public-sector bonds in issue		12,179	10,546	+ 1,633	+ 15.5
Amounts owed to other depositors	15	204,284	215,404	-11,120	- 5.2
including:					
Registered mortgage bonds and public-sector bonds in issue		43,747	43,742	+ 5	0.0
Promissory notes and other liabilities evidenced by paper	16	260,500	256,421	+ 4,079	+ 1.6
including:					
Registered mortgage bonds and public-sector bonds in issue		137,979	136,028	+ 1,951	+ 1.4
Liabilities held for trading purposes		35,199	29,150	+ 6,049	+ 20.8
Provisions and accruals	17	9,125	9,490	- 365	- 3.8
Other liabilities		17,335	20,888	- 3,553	- 17.0
Subordinated capital	18	24,892	23,487	+ 1,405	+ 6.0
Minority interest		2,474	3,050	- 576	- 18.9
Shareholders' Equity		22,412	25,110	- 2,698	- 10.7
Subscribed capital		1,609	1,609	0	0.0
Additional paid-in capital		13,129	13,133	- 4	0.0
Retained earnings		4,198	4,326	- 128	- 3.0
Change in valuation of financial instruments		3,019	5,585	- 2,566	- 45.9
Consolidated profit 2001		0	457	- 457	-100.0
Profit 1/1 – 3/31/2002		457	0	+ 457	>+100.0
Total Shareholders' Equity and Liabilities		**712,151**	**728,170**	**- 16,019**	**- 2.2**

Segment Reporting

Segment Reporting according to new business segments

in m €	Germany	Austria and CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Real Estate Workout	Other/ Consolidation	Group
Net interest income								
1/1-6/30/2002	1,190	1,015	746	585	38	- 5	- 216	3,353
½ of 2001	1,206	1,020	790	818	44	- 4	- 209	3,665
Provisions for losses on loans and advances								
1/1-6/30/2002	335	302	390	211	6	--	--	1,244
½ of 2001	295	318	296	201	12	- 70	- 15	1,037
Net commission income								
1/1-6/30/2002	518	472	57	220	210	--	- 72	1,405
½ of 2001	594	445	33	236	221	--	- 90	1,439
Net trading profit								
1/1-6/30/2002	1	18	- 1	356	3	--	58	435
½ of 2001	10	51	- 1	193	1	--	42	296
General administrative expenses								
1/1-6/30/2002	1,397	1,136	288	669	207	18	53	3,768
½ of 2001	1,419	1,227	316	674	219	26	- 13	3,868
Balance of other operating income and expenses								
1/1-6/30/2002	18	4	13	18	5	- 3	5	60
½ of 2001	7	17	29	3	190	1	- 4	243
Profit from ordinary activities								
1/1-6/30/2002	- 5	71	137	299	43	- 26	- 278	241
½ of 2001	103	- 12	239	375	225	41	- 233	738
Net income from investments								
1/1-6/30/2002	- 13	- 20	- 7	--	--	--	682	642
½ of 2001	- 1	- 5	35	- 20	--	- 70	326	265

Amortization of goodwill								
1/1-6/30/2002	14	36	1	23	8	--	26	108
½ of 2001	66	36	1	25	8	--	25	161
Balance of other income and expenses								
1/1-6/30/2002	- 1	- 1	- 1	- 8	--	- 45	- 8	- 64
¼ of 2001	- 7	- 5	- 2	- 4	- 1	- 34	- 15	- 68
Profit from ordinary activities/ Pre-tax profit								
1/1-6/30/2002	- 33	14	128	268	35	- 71	370	711
½ of 2001	29	- 58	271	326	216	- 63	53	774
of which: Bank Austria Group								
1/1-6/30/2002		14		27	13		4	58
½ of 2001		- 58		123	7		88	160

KEY RATIOS, BY DIVISION

in %	Germany	Austria and CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Manage-ment	Real Estate Workout [1]	Group
Cost-Income-Ratio (based on operating earnings)							
1/1-6/30/ 2002	80.9	75.3	35.3	56.7	80.9	--	71.7
1/1-12/31/2001	78.1	80.0	37.1	53.9	48.1	--	68.5
Return on equity after taxes, net of amortization of goodwill							
1/1-6/30/2002	- 0.4	2.1	4.0	8.3	--	--	6.0
1/1-12/31/2001	3.2	- 1.1	6.8	10.3	--	--	6.5
Return on equity after taxes							
1/1-6/30/2002	- 0.8	0.4	3.7	7.2	--	--	4.8
1/1-12/31/2001	0.7	- 3.2	6.7	9.2	--	--	4.9

[1] Key ratios for the Real Estate Workout division have no economic significance.

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE 25. JULI 2002

Geschäftsentwicklung im Spiegelbild der gesamtwirtschaftlichen Verfassung: schwaches zweites Quartal belastet Ergebnisausweis zum Halbjahr

- **Kostensenkung forciert: Verwaltungsaufwand inklusive Restrukturierungsaufwand -1,6% auf 3.768 Mio €, exklusive –4,2%**
- **Operative Erträge –2,0% auf 5.253 Mio € gegenüber bereinigtem Vorjahr**
- **Risikovorsorge 1.244 Mio € zum Halbjahr - Vorsorgebudget für das Gesamtjahr um 20% auf 2,5 Mrd € aufgestockt; Coverage-Ratio auf 103% erhöht**
- **Anteil an Allianz auf 4,6% reduziert - Buchgewinn von über 400 Mio € erzielt**
- **Vorsteuerergebnis um 28,8% auf 711 Mio € gesunken**
- **RoE 6,0% und Ergebnis je Aktie 1,05 €**

Die Geschäftsentwicklung im zweiten Quartal verlief spiegelbildlich zum gesamtwirtschaftlichen Trend in unseren Kernmärkten. Im zweiten Quartal mußten aufgrund steil ansteigender Insolvenzahlen und regional nachgebender Immobilienmärkte im Inland höhere Kreditausfälle und –gefährdungen konstatiert werden. Dementsprechend hat der Vorstand der HVB Group die planmäßige Risikoabschirmung für das Gesamtjahr um 20% auf 2,5 Mrd € aufgestockt.

Das Kundengeschäft hat sich konjunkturbedingt nicht belebt. Das Wertpapiergeschäft schwächte sich bei hoher Volatilität der Kapitalmärkte branchenkonform ab. Die gesamten operativen Erträge reduzierten sich gegenüber dem um Sondereffekte bereinigten Vorjahreswert leicht um 2,0%. Die Verwaltungsaufwendungen konnten wir im Vorjahresvergleich durch konsequente Kapazitätsoptimierungen – trotz erheblichem Restrukturierungsaufwand - erfreulich um 1,6%, ohne Berücksichtigung von Restrukturierungsaufwendungen sogar um 4,2% reduzieren.

Zu den Ergebnistrends im ersten Halbjahr 2002 im Einzelnen

Die **operativen Erträge** ermäßigten sich gegenüber dem um Sondereffekte bereinigten Vorjahreswert um 2,0% auf 5.253 Mio €.

Dabei entwickelte sich der **Zinsüberschuss** um 6,0% auf 3.353 Mio € rückläufig. Gegenüber dem ersten Quartal 2002 ist der Zinsüberschuß im zweiten Quartal um 185 Mio € gesunken. Der Rückgang resultierte aus a) Währungseffekten von ca. 60 Mio € durch die Stärke des Euro, b) Volumensrückgängen (u.a. rückläufige Risikoaktiva durch Securitization) von ca. 30 Mio €, c) Endkonsolidierungseffekten (Verkauf Westfalenbank und BIL) von ca. 25 Mio €, d) niedrigeren Ergebnisbeiträgen at equity-bewerteter Unternehmen von ca. 20 Mio € und e) sonstige Positionen von ca. 50 Mio €. Die Marge im Aktiv- und Passivkundengeschäft konnte hingegen stabil gehalten werden. Insgesamt bildete sich die Zinsspanne gemessen an den Risikoaktiva von 2,14% auf 2,05% zurück.

Die **Kreditrisikovorsorge** haben wir mit 1.244 Mio € dotiert. Aufgrund der schwachen gesamtwirtschaftlichen Verfassung haben wir das Risikovorsorgebudget für das Jahresende um 20% auf 2,5 Mrd € angehoben. Die zinslosgestellten Kredite haben sich gegenüber dem Jahresende 2001 nur unwesentlich auf 13,0 Mrd € verändert, während der Bestand an Risikovorsorge auf 13,4 Mrd € stieg. Die Coverage-Ratio erhöht sich damit auf 103%.

Der **Provisionsüberschuss** lag bei 1.405 Mio € und damit marktbedingt 5,0% unter dem Vorjahreswert. Das **Handelsergebnis** stieg kräftig um 75,4% auf 435 Mio €. Positiv entwickelten sich die zins- und währungsbezogenen Geschäfte, deren Ergebnisbeitrag sich mehr als verdoppelt hat.

Die **Verwaltungsaufwendungen** konnten wir trotz Restruktrierungsaufwendungen von 150 Mio € um 1,6% auf 3.768 Mio € aufgrund konsequenter Kostendisziplin vermindern. Ohne Restrukturierungsaufwand reduzierte sich der Verwaltungsaufwand sogar um 4,2%. Im ersten Halbjahr führten wir die Zahl der Geschäftsstellen um 102 (-4,6%) zurück, die Zahl der Mitarbeiter verringerten wir um weitere 2.768 (-4,0%). Damit liegen wir voll im Plan unserer Restrukturierungsprojekte in Deutschland, Österreich

und CEE: Den gesamten schon im letzten Jahr angekündigten Abbau von 9.100 Stellen (2001-2004) haben wir inklusive des Abbaus in 2001 damit zur Jahresmitte 2002 zu zwei Dritteln abgeschlossen.

Insgesamt verschlechterte sich die **Cost-Income-Ratio** auf 71,7% gegenüber 69,2% nach den ersten drei Monaten des Jahres.

Das **Betriebsergebnis** ermäßigte sich gegenüber dem Vorjahreszeitraum um 78,5% auf 241 Mio €. Positiv entwickelte sich das Finanzanlageergebnis mit 642 Mio € (>+100%). Nach Abschreibungen auf den Goodwill von 108 Mio € und dem Saldo übriger Erträge und Aufwendungen von -64 Mio € erreicht das **Vorsteuerergebnis** 711 Mio € (-28,8%).

Das **Ergebnis je Aktie** beträgt 1,05 € (Vj. 1,34 €), die **Eigenkapitalrentabilität** nach Steuern 6,0% gegenüber 6,5% zum Ende 2001 (jeweils bereinigt um Goodwillabschreibungen).

Die **Risikoaktiva** reduzierten wir um 3,3% auf 352,9 Mrd €. Die **Tier 1-ratio** verbesserten wir auf 6,2% gegenüber 6,0% zum Ende 2001.

Zum Segmentergebnis

Zum Vorsteuerergebnis von 711 Mio € trugen die Geschäftsfelder

Deutschland	-33 Mio €
Österreich/ CEE	14 Mio €
HVB Real Estate	128 Mio €
HVB Corporates & Markets	268 Mio €
HVB Wealth Management	35 Mio € bei.

Die Bank Austria Gruppe hat insgesamt, also einschließlich der Ergebnisse aus den globalen Geschäftsfeldern und nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 58 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen.

Zum Ausblick

Dr. Albrecht Schmidt, Sprecher des Vorstands: "2002 erweist sich als ein hartes Bankenjahr. Mit dem Halbjahresergebnis sind wir natürlich nicht zufrieden. Um unser Gesamtjahresziel einer Eigenkapitalrentabilität von 7-9% zu erreichen, muß sich die Konjunktur verbessern, das Geschäft beleben und die Risikosituation entspannen. Diese Voraussetzungen werden zunehmend unwahrscheinlicher. Die untypische und außergewöhnliche Kulminierung von Belastungen im Finanzsektor erreichen 2002 ihren zyklischen Höhepunkt. Dies macht uns aber zuversichtlich, daß der für die Erholung im

Kreditgeschäft notwendige Bereinigungsprozess bald hinter uns liegt. Dabei kommen wir in der Restrukturierung unserer Prozesse und der Anpassung unserer Kapazitäten erfolgreich voran und erzielen gute Fortschritte: 2/3 des bis 2004 geplanten Stellenabbaus haben wir bereits zum Halbjahr 2002 schneller als geplant realisiert, die Kostenentlastung sichtbar forciert. Wir werden weiter an der Optimierung der Strukturen und an unserer Wettbewerbsposition hart arbeiten."

Die wichtigsten Ergebnisse

	1.1.- 30.6.2002	2001
KENNZAHLEN (IN %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	6,0	6,5
Eigenkapitalrentabilität nach Steuern	4,8	4,9
Cost-Income-Ratio (gemesssen an den operativen Erträgen)	71,7	68,5
Anteil Provisionsüberschuss an den operativen Erträgen	26,7	25,5
ERFOLGSZAHLEN	**1.1.- 30.6.2002**	**1.1.-30.6.2001**
Betriebsergebnis (in Mio €)	241	1.123
Ergebnis vor Steuern (in Mio €)	711	999
Ergebnis nach Steuern (in Mio €)	471	660
IAS-Ergebnis je Aktie (in €)	0,85	1,12
IAS-Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	1,05	1,34
BILANZZAHLEN (in Mrd €)	**30.6.2002**	**31.12.2001**
Bilanzsumme	712,2	728,2
Kreditvolumen	448,7	454,3
Eigenkapital	22,4	25,1
BANKAUFSICHTSRECHTLICHE KAPITALKENNZAHLEN NACH BIZ [1]	**30.6.2002**	**31.12.2001**
Kernkapital (in Mrd €)	21,9	21,7
Eigenmittel (in Mrd €)	40,1	41,5
Risikoaktiva (in Mrd €)	352,9	365,1
Kernkapitalquote (in %)	6,2	6,0
Eigenmittelquote (in %)	10,3	10,3
Aktie	**1.1. -30.6.2002**	**2001**
Börsenkurs Stichtag (in €)	33,00	34,32
Höchststand (in €)	42,55	68,06
Tiefststand (in €)	30,30	27,40
Börsenkapitalisierung Stichtag (in Mrd €)	17,7	18,4
	30.6.2002	**31.12.2001**
Mitarbeiter	66.752	69.520
Geschäftsstellen	2.136	2.238

1) 2001 nach festgestellten Jahresabschlüssen

Gewinn- und Verlustrechnung vom 1. Januar bis 30. Juni 2002

in Mio €	Notes	1.1. – 30.6. 2002	1.1.- 30.6. 2001	Veränderung in Mio €	in %
Zinserträge		17.020	20.698	- 3.678	- 17,8
Zinsaufwendungen		13.667	17.132	- 3.465	- 20,2
Zinsüberschuss	2	3.353	3.566	- 213	- 6,0
Kreditrisikovorsorge	3	1.244	803	+ 441	+ 54,9
Zinsüberschuss nach Kreditrisikovorsorge		2.109	2.763	- 654	- 23,7
Provisionserträge		1.725	1.839	- 114	- 6,2
Provisionsaufwendungen		320	360	- 40	- 11,1
Provisionsüberschuss	4	1.405	1.479	- 74	- 5,0
Handelsergebnis	5	435	248	+ 187	+ 75,4
Verwaltungsaufwand	6	3.768	3.828	- 60	- 1,6
Saldo sonstige betriebliche Erträge/ Aufwendungen	7	60	461	- 401	- 87,0
Betriebsergebnis		**241**	**1.123**	**- 882**	**- 78,5**
Finanzanlageergebnis		642	54	+ 588	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		108	117	- 9	- 7,7
Saldo übrige Erträge/Aufwendungen	8	- 64	- 61	- 3	- 4,9
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**711**	**999**	**- 288**	**- 28,8**
Ertragsteuern		240	339	- 99	- 29,2
Ergebnis nach Steuern		**471**	**660**	**- 189**	**- 28,6**
Fremdanteile am Ergebnis		- 14	- 61	+ 47	+ 77,0
Gewinn		**457**	**599**	**- 142**	**- 23,7**

in €		1.1. – 30.6. 2002	1.1.-30.6. 2001
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	9	1,05	1,34
Ergebnis je Aktie	9	0,85	1,12

Bilanz zum 30. Juni 2002

AKTIVA in Mio €	Notes	30.6.2002	31.12.2001	Veränderung in Mio €	in %
Barreserve		8.710	8.036	+ 674	+ 8,4
Handelsaktiva	10	68.724	69.210	- 486	- 0,7
Forderungen an Kreditinstitute	11	90.484	89.499	+ 985	+ 1,1
darunter:					
Hypothekendarlehen		387	384	+ 3	+ 0,8
Kommunalkredite		23.568	23.395	+ 173	+ 0,7
Forderungen an Kunden	11	421.977	431.060	- 9.083	- 2,1
darunter:					
Hypothekendarlehen		174.542	174.607	- 65	0,0
Kommunalkredite		63.314	64.477	- 1.163	- 1,8
Risikovorsorge	12	- 13.409	- 12.852	- 557	- 4,3
Finanzanlagen	13	110.370	114.493	- 4.123	- 3,6
Sachanlagen		4.007	4.736	- 729	- 15,4
Immaterielle Vermögenswerte		3.474	3.634	- 160	- 4,4
Sonstige Aktiva		17.814	20.354	- 2.540	- 12,5
SUMME DER AKTIVA		**712.151**	**728.170**	**- 16.019**	**- 2,2**

Bilanz zum 30. Juni 2002

PASSIVA in Mio €	Notes	30.6.2002	31.12.2001	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	14	135.930	145.170	- 9.240	- 6,4
darunter: begebene Hypotheken- und öffentliche Namenspfandbriefe		12.179	10.546	+ 1.633	+ 15,5
Verbindlichkeiten gegenüber Kunden	15	204.284	215.404	-11.120	- 5,2
darunter: begebene Hypotheken- und öffentliche Namenspfandbriefe		43.747	43.742	+ 5	0,0
Verbriefte Verbindlichkeiten	16	260.500	256.421	+ 4.079	+ 1,6
darunter: Hypothekenpfandbriefe und öffentliche Pfandbriefe		137.979	136.028	+ 1.951	+ 1,4
Handelspassiva		35.199	29.150	+ 6.049	+ 20,8
Rückstellungen	17	9.125	9.490	- 365	- 3,8
Sonstige Passiva		17.335	20.888	- 3.553	- 17,0
Nachrangkapital	18	24.892	23.487	+ 1.405	+ 6,0
Anteile in Fremdbesitz		2.474	3.050	- 576	- 18,9
Eigenkapital		22.412	25.110	- 2.698	- 10,7
Gezeichnetes Kapital		1.609	1.609	0	0,0
Kapitalrücklage		13.129	13.133	- 4	0,0
Gewinnrücklagen		4.198	4.326	- 128	- 3,0
Bewertungsänderungen von Finanzinstrumenten		3.019	5.585	- 2.566	- 45,9
Konzerngewinn 2001		0	457	- 457	- 100
Gewinn 1.1.-31.3.2002		457	0	+ 457	>+100,0
SUMME DER PASSIVA		**712.151**	**728.170**	**- 16.019**	**- 2,2**

Angaben zur Gewinn- und Verlustrechnung

Segmentberichterstattung - Erfolgsentwicklung nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Zinsüberschuss								
1.1.- 30.6.2002	1.190	1.015	746	585	38	- 5	- 216	3.353
½ von 2001	1.206	1.020	790	818	44	- 4	- 209	3.665
Kreditrisikovor - sorge								
1.1.- 30.6.2002	335	302	390	211	6	--	--	1.244
½ von 2001	295	318	296	201	12	- 70	- 15	1.037
Provisionsüber- schuss								
1.1.- 30.6.2002	518	472	57	220	210	--	- 72	1.405
½ von 2001	594	445	33	236	221	--	- 90	1.439
Handelsergebnis								
1.1.- 30.6.2002	1	18	- 1	356	3	--	58	435
½ von 2001	10	51	- 1	193	1	--	42	296
Verwaltungsauf- wand								
1.1.- 30.6.2002	1.397	1.136	288	669	207	18	53	3.768
½ von 2001	1.419	1.227	316	674	219	26	- 13	3.868
Saldo sonstige betriebliche Erträge/Aufwen- dungen								
1.1.- 30.6.2002	18	4	13	18	5	- 3	5	60
½ von 2001	7	17	29	3	190	1	- 4	243
Betriebsergebnis								
1.1.- 30.6.2002	- 5	71	137	299	43	- 26	- 278	241
½ von 2001	103	- 12	239	375	225	41	- 233	738
Finanzanlage- ergebnis								
1.1.- 30.6.2002	- 13	- 20	- 7	--	--	--	682	642
½ von 2001	- 1	- 5	35	- 20	--	- 70	326	265

Abschreibungen auf Geschäfts- oder Firmenwerte								
1.1.- 30.6.2002	14	36	1	23	8	--	26	108
½ von 2001	66	36	1	25	8	--	25	161
Saldo übrige Erträge/Aufwendungen								
1.1.- 30.6.2002	- 1	- 1	- 1	- 8	--	- 45	- 8	- 64
½ von 2001	- 7	- 5	- 2	- 4	- 1	- 34	- 15	- 68
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
1.1.- 30.6.2002	- 33	14	128	268	35	- 71	370	711
½ von 2001	29	- 58	271	326	216	- 63	53	774
darunter: Bank Austria-Gruppe								
1.1.- 30.6.2002		14		27	13		4	58
½ von 2001		- 58		123	7		88	160

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Workout Immobilien [1]	Konzern
Cost-Income-Ratio (auf Basis der operativen Erträge)							
1.1.- 30.6.2002	80,9	75,3	35,3	56,7	80,9	--	71,7
1.1.- 31.12.2001	78,1	80,0	37,1	53,9	48,1	--	68,5
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)							
1.1.- 30.6.2002	- 0,4	2,1	4,0	8,3	--	--	6,0
1.1.- 31.12.2001	3,2	- 1,1	6,8	10,3	--	--	6,5
Eigenkapitalrentabilität nach Steuern							
1.1.- 30.6.2002	-0,8	0,4	3,7	7,2	--	--	4,8
1.1.- 31.12.2001	0,7	- 3,2	6,7	9,2	--	--	4,9

[1] Kennzahlenwerte für den Unternehmensbereich Workout Immobilien ökonomisch nicht aussagekräftig

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE JULY 26, 2002

HVB Group buys Bulgarian Bank Biochim, continuing its selective expansion strategy in Southeast Europe

Today the HVB Group signed the contract for the purchase of 99.6% of the share capital of Bank Biochim, Bulgaria's fourth largest bank, for €82.5m. This corresponds to a price-book ratio of 2 to1.

With 2,000 employees, 155 branch offices and some 200,000 private and corporate customers, Bank Biochim has a market share of over 5% in Bulgaria.
Last year total net income amounted to BGN11.7m (approximately €6m) and return on equity after taxes came to 20.2%. The cost-income ratio was around 65%.
Rapid integration of Bank Biochim and HVB~Bulgaria is planned.

In completing this transaction, we have added another small building block which will enhance our position as leading network bank in the markets of the future in Central and Eastern Europe.

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **26. JULI 2002**

HVB Group kauft die bulgarische Bank Biochim und setzt damit ihre selektive Expansionsstrategie in Süd-Ost-Europa fort

Die HVB Group hat heute den Kaufvertrag über 99,6% des Aktienkapitals der viertgrößten bulgarischen Bank Biochim für 82,5 Mio € unterzeichnet. Dies entspricht einem Preis/Buchverhältnis von 2/1.

Mit 2.000 Mitarbeitern, 155 Filialen und ca. 200.000 Privat- und Firmenkunden hat die Bank Biochim einen Marktanteil von mehr als 5% in Bulgarien.

Im vergangenen Geschäftsjahr wurde ein Jahresüberschuß von 11,7 MIO BGN (rund 6 Mio €) und eine Eigenkapitalrentabilität nach Steuern von 20,2 % erzielt. Die Cost-Income-Ratio lag bei rund 65%.

Eine rasche Integration von Bank Biochim und HVB~Bulgaria ist geplant.

Mit dieser Transaktion haben wir unsere Position als führende Netzwerkbank in den Zukunftsmärkten Zentral- und Osteuropas um einen weiteren kleinen Baustein ergänzt.